Exhibit 2.18

Ref:  419509

28 December 2016

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

EDF LONG TERM OFF-TAKE CONTRACT UPDATE

Paladin Energy Ltd (“Paladin” or the “Company”) (ASX: PDN / TSX: PDN) has received a notice from Électricité de France (“EdF”) regarding EdF’s US$200M pre-payment under the Long Term Off-Take Contract between EdF and Paladin entered into in August 2012 (“Off-Take Contract”).

EdF has requested security for the pre-payment in addition to its existing security over 60.1% of the Michelin project in Canada. Under certain circumstances, Paladin may be required to provide additional security and Paladin has been discussing potential additional security, and the value of that additional security, with EdF.

EdF has informed Paladin of its view that that the value of the additional security proposed by Paladin is less than the value required by the Off-Take Contract.  Paladin has considered EDF’s response and does not agree with EdF’s position.  The matter will now proceed to independent expert valuation in accordance with the terms of the Off-Take Contract.  There are no prescribed periods for the independent expert valuation process.  If the expert determines that the value of the additional security proposed by Paladin is less than the value required by the Off-Take Contract, the outstanding amount (being approximately US$260M) must be repaid within 30 days of that determination.

At the same time, as part of discussions with key stakeholders regarding potential options to address the Company’s balance sheet position, the Company has made a proposal for EdF to share security over Paladin’s assets with Paladin’s bondholders.  If this proposal is accepted by EdF, the independent expert’s valuation would not proceed.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au